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PITCH VIDEO   INVESTOR PANEL

INVEST IN **WORLD ILLUSTRATED - YOUR WINDOW TO THE WORLD**

A social app showcasing professional imagery of everything where you can see, learn, share & shop

worldillustrated.com   Fort Myers, FL



Highlights

1. We have an initial pool of 270m professional, photos, videos, sound files & articles. We leverage AI

2 We have integrated our long established B2B photo licensing business which has sales of $0.9m p.a.

3 We already have 8,500 professional contributors and 16,500 business customers

4 High-profile influencers have taken up our "shares for followers" scheme enabling user growth

5 The core functionality is significantly built. New content is being uploaded daily prior to launch.

6 Multiple revenue streams - B2B & B2C content licensing, merchandizing, advertising & sponsorship

7 We showcase professional, curated, multi-media content satisfying the user's particular interest

8 Our social media users can publish, license & merchandize their content to the media & the public

Featured Investor

 **Nicholas Mavroleon**
Invested $10,000 ⓘ

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Syndicate Lead
Originally, I worked at large investment banks in the US. For the past 20 years, I have been a professional investor specialising in capital introductions for Alternative Investments - starting with hedge funds but expanding into venture capital and private equity to satisfy investor demand. I have invested in (and advised on) all stages of the capital structure and usually invest alongside my clients.

"Over the years, I have advised and helped fund many early-stage ventures. The

"Over the years, I have advised and helped fund many early stage ventures. The World Illustrated idea is impressive in its simplicity and the elegance with which is it being developed- enhancing user experience. The company fills a space which benefits both users and contributors in a huge potential market. I like the existing cash flows, the experience of the team and that the project is in a very advanced stage. I believe crowdfunding will also go towards creating more awareness of the product - a win/win situation. I also think their go-to-market strategy is spot-on."

Our Team



Charles Taylor CEO and Board Member

An investment banker for 20 years, in 2001, he started a UK based content licensing business which acquired 17 specialist collections & which is now owned by world illustrated. He was the publisher of a highly respected photography magazine

We are overwhelmed but addicted to on-line media and apps. Frustratingly, we often cannot find high quality content that satisfies our interests or needs. It can be time consuming and disappointing. Many sites don't have the functionality that would make our user experience more rewarding. We blend quality content with useful functionality



Lara Curci Head of Content and User Engagement

After completing a degree in Communications, Lara worked for a large Brazilian media company variously in the TV, newspaper, radio, and corporate departments. She also holds a degree at Parsons School of Design and had her own design studio in Miami.



Colin Finlay Board Member

Highly respected in the content licensing world, Colin is also MD of Avalon, our B2B content business; Previously he was Head of Image Resources - Natural History Museum UK and Global Sales Director, Archival Collections - Getty Images;

World Illustrated - Your Window To The World

Social media + the internet = a chaotic mess.

We are both overwhelmed by and addicted to (sometimes poor quality) on-line media and apps.

1. Frustratingly, we often cannot find high-quality, professional content that satisfies our needs and interests which inspires us.

2. In the mainstream media content is often brief and transitory; on specialist sites and blogs the quality of content, especially visual, is often poor.

3. Many sites or apps do not offer integrated tools which could make our on-line experience better. It can be time consuming and disappointing.





We are your organized, inspiring, entertaining Window To The World.

Aimed primarily at individuals who use social media but with in-built B2B applications. World Illustrated are creating a visual and technical experience that could rival Pinterest and Instagram.

1. Using AI, we mine and curate professional, high quality photos, videos, audio files and articles from the world's leading creators. We publish the content by topic in an easy-to-use format, offering the user comprehensive, in-depth coverage.

2. The user can select the content that they would like delivered to their "My world" social media account.

3. In their "My world" account, the user can see, share and shop. We have both B2B and B2C uses.





How we organize our content.

1. We have 16 Channels. OUR PLANET, ARTS & CULTURE, DESIGN, MUSIC, HOBBIES, NEWS, FAMOUS, SPORT, FASHION, HEALTH, FOOD & DRINK, TECH & SCIENCE, JUNIOR, COMMUNITY, MILITARY

2. Channels have hundreds of Sub-Channels, e.g Music (Channel), Rock Music (Sub-Channel)

3. Sub-Channels have thousands of Threads on specific topics. e.g Music (Channel), Rock Music (Sub-Channel), The Rolling Stones (Thread)

Threads are a multi-media history of the topic arranged in content sets, they never disappear and are added to if there is something new. The range is limitless.

The user can search, view and follow at any level.





Our glue? Great professional content tied to money making functionality.

1. The editing and organizing of professional content are a point of differentiation, not just of quality and quantity but diversity and structure. We believe this will increase our appeal to users. More users = more revenue.

2. Users go to sites that are easy to use, fun and informative. We offer the user a "My World" social media account where they can also do the things that they would expect from a social media account like Instagram. In addition, we provide informative content; the ability to license content and the ability to use content on merchandise and the ability to sell their own content.

3. As our content grows, so does our opportunity to sell. Our product base is growing every day.



We have revenue streams more diverse than other social media apps.

1. Advertising and sponsorship will be our primary source of revenue. We can monetize our ad revenue right down to an individual content item and locality. For most social media sites, advertising is their only real source of revenue.

2. Social media sites generally don't offer B2B and B2C content licensing - we do. B2C content licensing is the Holy Grail for content creators and is a reason why we are attracting so much professional content.

3. We offer B2C merchandising in a very different way. The user can choose any approved asset and have it printed on a wide range of

merchandize - prints, posters, T-shirts, mugs......



We are launching with a solid financial & operational base... and lots of content and supply.

1. The operations of our long established B2B content licensing subsidiary, Avalon.red, have been merged into World Illustrated Inc. This business brings us 17 different collections, some of which date back to the 1920's. It produces annual revenue of approximately $0.9 million. Because we have this business, we only need investment to build technology, not cashflow.

2. Our publishing and licensing software is complete. Every day, we are uploading content prior to launch in approximately 6 months. In

this time, we will complete the "My world" social media element, and advertising and merchandizing functionality. "My world" is expected to be the main driver of value. It will be accessible via desktop and mobile apps.

3. We have an initial pool of over 270 million professional images. The list of suppliers grows every day, including world-famous institutions. Our novel approach to showcasing and selling content, especially in a B2C context, is proving a big draw. In some cases, the public will see the content for the first time.



Our professional contributors are our marketing department.

The way we intend to grow our user base significantly reduces our need to raise capital for marketing.

to raise capital for marketing.

1. Expand our professional contributor base, especially topic specialists, via our existing licensing business.

2. Every contributor is set up with a "My world" account where they can further showcase their work, becoming our ambassadors. The most followed wildlife photographer on Instagram has 6.6 million followers. Our contributors have the added incentive to be active because our platform enables them to license and merchandize their content directly to their followers.

3. We are approaching advertisers, sponsors and organizations to whom we offer content in return for access to their audiences. Our aim is to convert their audience to "My world" users. The list of possibilities is endless...



The Power of Viral.

User growth via just our professional contributors could be exponential.

1. If an initial 1,000 "My world" social media users each had 50 friends = 50,000 users

2. If these 50,000 had 50 friends = 2,500,000 users

3. If these 2,500,000 then had 50 friends = 125,000,000 users

Our multi-topic, comprehensive, quality, content makes this a realistic ambition.



We've signed up influencers.

As part of our viral growth plan, we are offering free shares in the

As part of our viral growth plan, we are offering free shares in the company to individuals/bands/organizations who have large followings on platforms like Instagram, Facebook and TikTok, if they can replicate users on our "My World" social media platform.

Amongst others, we have an in-principle agreement with one of the world's leading model agencies. Some of their models have 19 million followers. They particularly like the merchandising possibilities.


OSCARS
BEST PICTURE
OSCARS

What makes our proposition special.

1. Content is king. Unlike any other social network, we lead with high quality, curated, often unseen, professional content. Our suppliers are our ambassadors.

2. Unlike other publishers, we only pay for content if we earn revenue from publishing or selling it.

from publishing or selling it.

3. We are not just a publisher, nor just a social media network. We are both.

4. We earn additional revenue from licensing and merchandising content.



Our target market is truly scalable. Every internet user is a potential user.

Unlike many businesses, we are truly scalable. There are almost 5 billion social media users in the world.

We are not limited by geography, logistics or topic of interest. The world is our oyster. Our tools are cool too.



We could be as big as our competitors.

There is no reason why we can't be as big as the rest. Sometimes being a late adopter is a good thing. You can build something new and better, having learnt from your competitors.

Our initial target is to be as big as Pinterest. In 2023, Pinterest had 465 million active users. 70% of whom were women. Revenues of $3 billion and has a current market cap of $24 billion.





Why we can be better than our competitors.

The simple answer is we have more to offer than they do - more features and functionality. On top of our wonderful content.

	WORLD ILLUSTRATED	FACEBOOK	INSTAGRAM	PINTEREST
CURATED PROFESSIONAL CONTENT	X			
SOCIAL MEDIA ACCOUNT	X	X	X	
USERS CAN SELL CONTENT	X			
ADVERTISING/ SPONSORSHIP	X	X	X	X
CURATED PROFESSIONAL CONTENT	X			
CONTENT LICENSING	X			
MERCHANDISING	X		X	
ACTIVE USERS	25,000	3.05 BN	2.4 BN	465M
VALUATION	$19.0M	1.2TRN	PART OF META	23BN
EARLY EXTERNAL FUNDING	UP TO $1M	$500K	$500K	$10M



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Our engine-room.

Behind our leadership team, who have decades of industry experience in content production, marketing and licensing. sits a highly skilled, tight knit team who have worked for many years in the B2B content licensing industry and journalism.

music



Fundraising & use of funds.

We are aiming to raise a maximum of $124k. Over $400,000 has already invested in development. This is our second external funding round.

Funds will be used to complete our "My world" functionality with a view to accelerating growth and enhancing product appeal. Should we exceed the minimum required to finish developments, we will use the surplus to hire additional editorial staff. 7.9% of the raise will be paid to Wefunder as commission.

Why Wefunder?

We want you - not just for your money. You can be our ambassadors by using the platform and bringing in as many followers as you can.

This will help increase our revenues in an easy and practical way. You really can help us spread the word and grow your company into something valuable.

Thank you for taking the time to read our pitch.



Some links to recent B2B licensing newsletters showing off our content.

This content is available on World Illustrated for all users to see, share and shop!

Offstage antics: Candid moments from the 96th Oscars (avalon.red)

One Love: Bob Marley's life in pictures (avalon.red)

The bubonic plague: A short history (avalon.red)

F1 season kickstarts in Bahrain (avalon.red)

Paris Fashion Week - The Round Up (avalon.red)

The tempestuous romance of Elizabeth Taylor and Richard Burton (avalon.red)